Prospectus Supplement filed pursuant to Rule 424(b)(3)
in connection with Registration Statement No. 333-136348
Innovive Pharmaceuticals, Inc.
Prospectus Supplement No. 12 dated June 4, 2007
(to Prospectus dated August 10, 2006)
8,362,852 shares of common stock
     This prospectus supplement supplements information contained in that certain prospectus, dated August 10, 2006, relating to the offer and sale by the selling stockholders listed in the prospectus of up to 8,362,852 shares of common stock of Innovive Pharmaceuticals, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus and all previous supplements. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

Material Information Reported in Current Report on Form 8-K
     On June 2, 2007, we filed a Current Report on Form 8-K to disclose additional data for our drug candidate INNO-406. The material portions of the press release contained in the Form 8-K are set forth below.
From press release filed with Form 8-K regarding INNO-406:

NEW YORK, June 2, 2007 — INNOVIVE Pharmaceuticals, Inc. (OTCBB: IVPH) today presented additional data from its ongoing Phase I clinical evaluation of the company’s drug candidate INNO-406, a potent oral dual Bcr-Abl and Lyn-kinase inhibitor for Gleevec®-resistant or intolerant chronic myelogenous leukemia (CML). In the study, INNO-406 has generated complete hematological responses, major and minor cytogenetic responses, and molecular responses in CML patients. INNO-406 was also shown to be well tolerated at doses above the therapeutic threshold. The data were presented in a poster at the 43rd American Society of Clinical Oncology Annual Meeting in Chicago.

The study, which began in July 2006, has enrolled 29 patients in escalating dose cohorts ranging from 30 mg once daily up to 480 mg twice daily. Five of the patients were previously treated with Gleevec alone, while 24 were previously treated with Gleevec and at least one additional tyrosine kinase inhibitor. Of the five patients who had received only Gleevec, three showed clinical benefit including two with cytogenetic responses. In the other patients treated with multiple tyrosine kinase inhibitors, responses were observed in dasatinib and nilotinib intolerant and resistant patients including one molecular response. Ongoing response data will be obtained with further follow-up and will be presented later in the year.

“We have demonstrated that INNO-406 has clinical efficacy at a range of doses that are well tolerated in CML patients previously treated with multiple tyrosine kinase inhibitors. This data is the culmination of a nearly a year and a half of effort since licensing INNO-406,” said Steven Kelly, President and CEO of INNOVIVE Pharmaceuticals. “Following enrollment of a final confirmatory cohort in the Phase I INNO-406 trial and dialogue with the FDA in mid-June, we plan to proceed in the third quarter with a pivotal Phase II study in patients who have previously received imatinib and either dasatinib or nilotinib, or both.”

Following are the ASCO abstract title and conclusions:

Abstract #7046: “A Phase I Study of INNO-406, a Dual Inhibitor of Abl and Lyn Kinases, in Adult Patients Philadelphia Chromosome Positive (Ph+) Chronic Myelogenous Leukemia (CML) or Acute Lymphocytic Leukemia (ALL) Relapsed, Refractory or Intolerant of Imatinib”

•	INNO-406 has generated complete hematological, cytogenetic and molecular responses in a broad range of CML patients.

•	INNO-406 has shown comparable clinical activity to other second-generation TKIs in chronic phase patients previously treated with Gleevec.

•	Clinical responses have been achieved in dasatinib and nilotinib resistant and intolerant patients, including clinical activity in a dasatinib failure patient with the F317L mutation.

•	INNO-406 is well tolerated at doses above the therapeutic threshold without evidence of myelosuppression or fluid retention.

•	A maximum tolerated dose has not been identified for INNO-406.

•	The recommended phase II dose will be identified following the enrollment of a confirmatory cohort of 360 mg BID in the phase I study.

•	A phase II study in patients who have previously received dasatinib and/or nilotinib is planned.
Information on Action Approved by Stockholders
     At the annual meeting of stockholders held on May 29, 2007, the stockholders approved the amendment to our certificate of incorporation to increase the number of authorized shares of our company’s common stock from 25,000,000 to 75,000,000, to remove the Series A authorized preferred stock, and to grant the board of directors the authority to determine the rights, preferences and terms of any future issued preferred stock. The amendment was effective on June 1, 2007.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the original prospectus.
     Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.
The date of this Prospectus Supplement No. 12 is June 4, 2007.

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